SAMSON OIL & GAS PROVIDES AN OPERATIONAL ADVISORY

Denver 0700 hours March 30th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) provides operational advice on two projects that are currently underway.

Ripsaw #1 (95% working interest)

Ripsaw #1 which is located 50 miles north-west of Houston in Grimes County, Texas, reached a total depth of 4,820 feet and was evaluated with a set of electric logs. The logs have indicated that the objective horizon was not gas saturated and accordingly the well is being abandoned.

Gene #1-22H (30.6% working interest)

Operations at the Gene #1-22H well located in Williams County, North Dakota are underway with the frac crew scheduled to be mobilizing and rigging up today in preparation for operations to commence Wednesday.

The Gene #1-22H was drilled as a 5,500 foot horizontal in the Middle Bakken Formation and was completed with a series of external casing packers such that a “plug and perf”, 16 stage fracture stimulation can be undertaken.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.55 per ADS on March 29th 2010 the company has a market capitalization of approximately US$ 35.6 million.  Correspondingly, based on the ASX closing price of A$0.031 on March 29th, 2010, the company has a market capitalization of A$40.1 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 3 03 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.